Via Facsimile and U.S. Mail
Mail Stop 4720

January 11, 2010

Ms. Dianne M. Lyons
Chief Financial Officer
United Fire & Casualty Company
118 Second Avenue, S.E.,
Cedar Rapids, Iowa 52407

Re: United Fire & Casualty Company
**   Form 10-K for the Year Ended December 31, 2008**
**   Form 10-Q for the Quarterly Period Ended June 30, 2009**
**   DEF 14A**
**   File No. 001-34257**

Dear Ms. Lyons:

        We have completed our review of your Form 10-K and of your Forms 10-Q and
DEF 14A and have no further comments at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief